FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA announces its unaudited results for the Second Quarter of 2011

Mexico City, July 22, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the second quarter of 2011. Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS. Balance sheet figures are presented compared to balances as of December 31, 2010. See the Notes for additional information.

Summary

In the second quarter of 2011, ICA sustained its trajectory of growth and operational improvement evident since the beginning of the year. The principal developments include:

•
Growth of revenues of 10% in 2Q11 and 15% in the first six months of 2011, as compared to the same periods of the prior year, impelled by the execution of the large-scale projects in the Construction segments and revenues from projects in the Concessions segment.

•	Operating Income and Adjusted EBITDA in 2Q11 grew 36% and 31%, respectively. In the first six months of the year, Operating Income and Adjusted EBITDA grew 30% and 29%, respectively.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relación.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

•	Consolidated Net Income grew 10% in 2Q11 and 23% in the first six months, as compared to the same periods of the prior year.

•	Construction backlog reached Ps. 41,832 million as of June 30, 2011, an increase of 20% from the level as of December 31, 2010, and equivalent to 17 months of construction revenue at current rates.

•
Total debt as of June 30, 2011 was Ps.  37,778 million. The increase as compared to the December 31, 2010 level is the result of: i) the issuance of parent company debt earlier in the year, of which 54% was used to prepay other obligations; ii) debt for the construction of infrastructure projects which have as their source of repayment the future cash flows to be generated by each project; iii) debt of the La Yesca hydroelectric project, which has at is source of repayment the approved certifications for work performed, and which is expected to be collected upon the delivery of the project.

Our first half results position us to achieve our targets for the full year 2011, with full year revenue growth expected to be approximately 15% and an Adjusted EBITDA margin of 16%.

Construction

Civil Construction

•
Starting January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment, given their relatively small weight in the overall consolidated results; prior period results have been reformulated for comparative purposes.

•	Civil Construction revenues increased 5% in 2Q11. Construction started on the Autovía Urbana Sur tollroad in Mexico City, and execution advanced on the other principal projects.

Investor Relations	www.ica.com.mx	2/22

•	Adjusted EBITDA increased 23% as compared to 2Q10, principally due to revenue growth and lower costs as a share of revenues.

•
Debt increased 6% as compared to December 31, 2010, largely due to additional draws on the La Yesca debt facility. The La Yesca hydroelectric project accounted for 63% of debt in Civil Construction and 26% of ICA’s total debt. As a financed public work, the debt increases as the execution of the project advances, and this is documented in certifications for completed work. Once the project is completed, these certifications will be collected, and the La Yesca debt is expected to be repaid in full from payments made by the client.

•
Civil Construction backlog increased 29% as compared to December 31, 2010, principally as the result of the award during 2Q11 of the Northern Interceptor in Medellín, in Colombia, the Avenida Domingo Díaz in Panama, the Puebla Interchange in Mexico, and increases to existing contracts. Civil Construction backlog was Ps. 34,099 million as of June 30, 2011, and accounted for 82% of ICA’s total backlog.

Industrial Construction

•
Revenues increased 31% compared to 2Q10 because of the execution of projects including the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, and projects that started in 2011.

•
Adjusted EBITDA was Ps. 34 million in 2Q11, compared to Ps. 36 million in 2Q10. The 3.1% Adjusted EBITDA margin in 2Q11 reflects the mix of projects with lower margins. The 2Q10 results were benefited by lower financing costs on the Chicontepec II financed project.

•	Debt increased to Ps. 194 million from Ps. 155 million as of December 31, 2010, principally as the result of the start up of new projects.

Investor Relations	www.ica.com.mx	3/22

•
Industrial Construction backlog decreased 9% from the December 31, 2010 level, principally as a result of the execution of the Minatitlán and Salina Cruz refineries, which were awarded in the second quarter of 2010. During 2Q11 there were new contracts and additions to existing contracts totaling Ps. 1,434 million. Of this total, 81% was for new contracts or contract additions with private sector clients, and 19% was for public sector clients. Industrial Construction backlog was Ps. 7,734 million, and accounted for 18% of total backlog as of June 30, 2011.

Construction Backlog

•
Construction backlog was Ps. 41,832 million as of June 30, 2011. Civil Construction accounted for 82% of backlog and Industrial Construction 18%.  Backlog was the equivalent of 17 months work at first semester 2011 levels.

•
Additions to backlog totaled Ps. 5,006 million in 2Q11, compared to the amount as of March 31, 2011.  The principal new Civil Construction contracts were the Northern Interceptor Tunnel in Medellín, Colombia and the Puebla Interchange. In Industrial Construction, there was a new contract with AHMSA and the Dos Bocas Terminal for Pemex.

Investor Relations	www.ica.com.mx	4/22

•	69% of projects in backlog as of June 30, 2011 were fixed price contracts, 10.6% were unit price contracts, and 20.4% had both unit price and fixed price components.

•
Foreign currency denominated projects were 35% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the clean fuels projects, the PAC-4 contract in Panama, the Avenida Domingo Díaz in Panama, and the Northern Interceptor Tunnel in Medellín.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 0.6 during 2Q11.

Investor Relations	www.ica.com.mx	5/22

Concessions

•
Revenues increased 44% compared to 2Q10. The largest part of the increase resulted from the collection of payments for the March-June 2011 period for the Queretaro-Irapuato PPP highway, as a result of obtaining the certificate of termination for this project. The Queretaro-Irapuato highway has the highest average daily traffic in our portfolio of concessions in Mexico.

•	Adjusted EBITDA increased 44% to Ps. 617 million, as a result of the increase in revenues and the collection of payments mentioned above.

•
Concessions segment debt increased 8% as compared to December 31, 2010, as a result of the advance in the execution of projects that are under construction, including the Rio de los Remedios-Ecatepec highway, the Nuevo Necaxa-Tihuatlán highway, Rio Verde-Ciudad Valles highway, the La Piedad bypass, and the initial disbursement for the Agua Prieta water treatment plant.

•
As of June 30, 2011, ICA has 12 highway concessions, five concessioned water projects, and two Services Provider Contracts (SPC) concessions. Of the 19 projects, nine are operational and ten are under construction. The following table summarizes the concessions operations and shows the estimated date for start of operations of those that are in the construction phase.

Investor Relations	www.ica.com.mx	6/22

Concession Summary

Investor Relations	www.ica.com.mx	7/22

Airports

•
Total revenues in the second quarter of 2011 increased 18% to Ps. 696 million. Aeronautical revenues increased 11%, and non-aeronautical revenues grew 14% as the result of the NH Terminal 2 hotel in the Mexico City International Airport, commercial initiatives in the 13 airports, and the opening of Terminal B in Monterrey in September 2010.

•
Construction revenues rose 80% and reflect the value of improvements to concessioned assets by third parties; as a result of consolidation effects these revenues do not include improvements carried out by ICA’s Civil Construction division.

•
Passenger traffic increased 1.1% in 2Q11, reflecting the stabilization of the aeronautical transport sector. Aeronautical revenue per passenger increased 8.0%, and non-aeronautical revenue per passenger increased 18.6%.

•	The NH Terminal 2 Hotel increased its average occupancy rate to 82.6% in 2Q11 from 80.5% in 1Q11.

•
Adjusted EBITDA was Ps. 241 million in 2Q11, as compared to Ps. 266 million in 2Q10.  The 10% reduction reflects higher costs and operating expenses, principally from an increased maintenance provision and the costs and expense of operating Terminal B.

•
OMA, the publicly listed operating company of the Airports segment, estimates that total traffic growth for the full year 2011 will be between 0.5% and 3%, and total revenue growth will be between 8 and 12%.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	8/22

Housing Development

•
Housing revenues decreased 6% as compared to the prior year period. ViveICA revenues had a high base of comparison in 2Q10, principally because of the sale of a parcel of land.  This was partially offset by growth in the Los Portales real estate business in Peru.  The results of the Los Portales real estate business are proportionately consolidated since May 2010.

•
Revenues of ViveICA represent 75% of the revenues of the Housing Development segment, and Los Portales the balance. Adjusting for the sale of land in 2Q10, ViveICA revenues increased 24% as a result of the increase in both units sold and the average price per unit.

•	At the end of 2Q11, ViveICA had 28 projects underway in 12 states in Mexico.

•	ViveICA’s land reserve as of June 30, 2011 was 1,671 hectares, equivalent to 88,535 homes.

•
Adjusted EBITDA increased 8% in 2Q11. Both ViveICA and Los Portales contributed to the increase. The Adjusted EBITDA margin was 15.1%; the improvement in margin was principally because of the increased sale price per unit.

Investor Relations	www.ica.com.mx	9/22

Consolidated Results

Second Quarter 2011

•	Revenues increased 10% to Ps. 10,311 million in 2Q11, as compared to Ps. 9,362 million in 2Q10. Construction contributed 75% of total revenue, Concessions 10%, Housing 8%, and Airports 7%.

•
Cost of sales increased 7% during the quarter, and was the equivalent of 83% of revenues. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses were Ps. 733 million, and were 7.1% of revenue as compared to 6.8% in 2Q10. The increase reflects increased general, promotion, and administrative expenses, driven by the proportional consolidation of Los Portales starting in May 2010.

•	Operating income was Ps. 1,039 million in 2Q11, an increase of 36%. The consolidated operating margin was 10.1%, as compared to 8.2% in 2Q10.

•
Adjusted EBITDA was Ps. 1,732 million, an increase of 31% over 2Q10. Construction contributed 40% of Adjusted EBITDA, Concessions 36%, Airports 14%, and Housing the balance. The Adjusted EBITDA margin was 16.8% in 2Q11 as compared to 14.2% in 2Q10.

Investor Relations	www.ica.com.mx	10/22

•
Comprehensive financing cost increased 57% to Ps. 635 million, principally as a result of higher interest expense resulting from the 43% increase in debt as compared to the prior year period, and mark to market valuations on derivative positions.

•	Share of income (loss) of unconsolidated affiliates was a loss of Ps. 19 million, unchanged from the prior year period, principally as a result of our participation in our RCO tollroad affiliate.

•	Taxes were Ps. 143 million as compared to Ps. 120 million in the prior year period. This amount includes both current and deferred taxes, with an effective tax rate of 37%.

•	Consolidated net income was Ps. 242 million in 2Q11, an increase of 10%.

•	Net income of the controlling interest was Ps. 125 million, an increase of 68%.

-	Earnings per share were Ps. 0.38.

-	Earnings per ADS were US$ 0.13.

•
Effect of conversion of foreign subsidiaries was a loss of Ps. 104 million in 2Q11, as a result of exchange rate fluctuations, leaving an accumulated gain of Ps. 107 million as of June 30, 2011, which is an increase of 7% as compared to June 30, 2010.

•
Valuation of derivatives: The fluctuation in the mark to market valuation of hedging instruments were gains of Ps. 172 million in 2Q11 and Ps. 162 million in the first six months of 2011, as compared to losses of Ps. 396 million and Ps. 575 million, respectively, in the comparable prior year periods. The fluctuations resulted from variations in market rates.

First Six Months of 2011

•	Revenues increased 15% to Ps. 18,851 million in 2Q11, as compared to Ps. 16,421 million in 2Q10.

•	Cost of sales increased 13% during the quarter, and was the equivalent of 84% of revenues.

•
Selling, general, and administrative expenses were Ps. 1,347 million, and were 7.1% of revenue as compared to 6.8% in 2Q10. The increase reflects increased general, promotion, and administrative expenses and the proportional consolidation of Los Portales starting in May 2010.

•	Operating income was Ps. 1,804 million in 2Q11, an increase of 30%.

•	Adjusted EBITDA was Ps. 3,175 million, an increase of 29% over 2Q10. The Adjusted EBITDA margin was 16.8%, as compared to 14.9% in 1H10.

~~•~~	Comprehensive financing cost increased 49% to Ps. 789 million, principally as a result of higher interest expense resulting from a higher level of debt.

•	Share of income (loss) of unconsolidated affiliates was a loss of Ps. 43 million.

•	Taxes were Ps. 345 million as compared to Ps. 279 million in the prior year period. This amount includes both current and deferred taxes and is equivalent to 35% of pre-tax income.

•	Consolidated net income was Ps. 627 million in 2Q11, an increase of 23%.

•	Net income of the controlling interest was Ps. 419 million, an increase of 43%.

-	Earnings per share were Ps. 0.97.

-	Earnings per ADS were US$ 0.33.

Investor Relations	www.ica.com.mx	11/22

Adjusted EBITDA

•
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) net comprehensive financing cost, (v) depreciation and amortization, and (vi) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our subsidiaries’ financing agreements.

Debt

Investor Relations	www.ica.com.mx	12/22

•	Debt reached Ps. 37,778 million as of June 30, 2011. Of the total, 74% corresponds to Civil Construction and Concessions.

•
Civil Construction debt was Ps. 15,440 million as of June 30, 2011; of this, approximately 64% corresponds to the La Yesca hydroelectric project. The La Yesca debt is expected to be paid at the end of 2012 upon completion of the project. The remaining Civil Construction debt corresponds to working capital lines for projects in execution and is expected to be paid as collections are made on each project.

•
Concessions debt was Ps. 12,442 million as of June 30, 2011. All the debts in this segment are structured project finance credits whose source of repayment are the cash flows to be generated by each project once it starts operation. Of the total Concessions debt, 37% corresponds to the ten projects under construction, and 63% corresponds to the nine operating concessions.

•
The debt of the parent company and in the Housing, Airports, and Industrial Construction segments accounts for 26% of total debt. These credits are used to finance working capital on projects in execution and for long term investments. The cash flows of each segment and the dividends paid to the parent company will be the source of payment for these loans.

•	71% percent of debt as of 2Q11 was bank debt and 29% was securities debt.

•
As shown in the debt maturity profile, 16% of debt as of 2Q11 was short-term. In 2012, this share will increase as the La Yesca loans (26% of total debt as of June 30, 2011) become short term as this project moves toward completion and payment. From 2013 onward, annual maturities are approximately Ps. 1,200 per year.

•	51% of total debt is denominated in foreign currencies, principally U.S. dollars.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

•	ICA expects to continue to be active in the capital markets to finance projects in execution as well as to finance new projects that generate value for the company.

Material Events

•
Annual Report on Form 20-F. On June 29, ICA filed its Annual Report for the year 2010 on Form 20-F with the U.S. Securities and Exchange Commission (SEC) and with the National Banking and Securities Commission (CNBV) and the Mexican Stock Exchange (BMV).  Along with the 20-F, ICA published its 2010 Annual Report and its first Sustainability Report.

•
OMA Placement of 5-year Notes:  On July 15, 2011, OMA, ICA’s airport subsidiary, completed the placement of Ps. 1,300 million in 5-year peso-denominated notes (Certificados Bursátiles) in the Mexican market. The interest rate on the notes is the 28-day TIIE (the Interbank Equilibrium Interest Rate) plus 0.70%. The notes received a rating of mxAA+ from Standard & Poor’s and AA+ (mex) from Fitch Ratings. OMA used the proceeds of the offering to prepay Ps. 1,006 million in existing debt. The balance of the proceeds is expected to be used to fund committed investments under OMA’s Master Development Program for its 13 airports, as well to make strategic investments.  This is the first issuance of notes by any of the Mexican airport groups. The transaction will lower OMA’s cost of debt, since the debt being prepaid had an average interest rate of TIIE plus 4.0%, and also improves its debt maturity profile.

Investor Relations	www.ica.com.mx	13/22

•
Preliminary filing for issuance of bonds: In February 2011, OMA subsidiaries signed two 22-year SPC contracts with the Ministry of Public Security that include the construction and operation of social infrastructure. On July 20, 2011, the Concessions segment, through these subsidiaries, made a preliminary filing to issue up to Ps. 8,300 million in Trust Securities (Certificados Bursátiles Fiduciarios) in the Mexican market to finance the construction and putting into service of the SPCs. The resources obtained from the placement will be used to make the required investments in accordance with the construction of the SPCs. The securities will be backed by the collection rights for both contracts. It is expected that these securities will be highly rated by the credit agencies, and the placement is expected to take place in 3Q11.

•
Repurchase of shares: During 1Q11, ICA purchased 7,545,300 shares through the Mexican Stock Exchange, in accordance with the regulations of the Securities Market Law and the Circular for Issuers. Between July 1 and July 21, 2011, ICA acquired an additional 5,381,200 shares. The total number of shares purchased since January 1, 2011 to date is 12,926,500 shares.

Conference Call Invitation

ICA’s conference call will be held on Monday, July 25, at 9:00 am Eastern Time (8:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4457400. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until May 10, 2011 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, using conference ID 4457400.

Investor Relations	www.ica.com.mx	14/22

Annexes

Investor Relations	www.ica.com.mx	15/22

Investor Relations	www.ica.com.mx	16/22

Investor Relations	www.ica.com.mx	17/22

Empresas ICA, S.A.B. de C.V.
Financial Derivative Instruments

Project	Type of Instrument	Mark to Market (Ps. million) 3/31/2011	6/30/2011	7/19/2011
Consolidated Subsidiaries				
La Yesca Hydroelectric Project	CAP	0	0	0
	Floor	(185)	(163)	(141)
	FX Fwd	(42)	(22)	(21)
Querétaro-Irapuato	SWAP	(0)	1	(1)
Irapuato-La Piedad	CAP	0	0	
Acapulco Tunnel	CAP	5	1	
Aqueduct II*	CAP	1	0	
Nuevo Necaxa-Tihuatlán*	SWAP	(186)	(360)	(457)
ICA, Río de la Compañía Tunnel	FX SWAP	3	2	
Rio Verde-Cd. Valles Highway	SWAP	(213)	(290)	(296)
La Piedad Bypass	SWAP	(5)	(23)	(16)
Aeroinvest	SWAP	(2)	(1)	
ICA, Tunnel Boring Machine	Fx Option/Swap	1	(9)	
EMICA	Fx swap	(15)	(48)	(51)

* Proportional consolidation

Investor Relations	www.ica.com.mx	18/22

Investor Relations	www.ica.com.mx	19/22

(Ps. Million)

6 months

Consolidated Segment Information	2010	2011	%Chg	2010	2011	%Chg	2010	2011	%Chg
	Revenues			Operating Income			Operating Margin		
Civil	11,201	12,419	11	449	575	28	4.0%	4.6%	
Industrial	1,585	2,157	36	23	78	246	1.4%	3.6%	
Construction	**12,787**	**14,576**	**14**	**471**	**653**	**39**	**3.7%**	**4.5%**	
Housing	1,418	1,460	3	126	142	12	8.9%	9.7%	
Concessions	1,303	1,740	34	349	520	49	26.8%	29.9%	
Airports	1,210	1,316	9	469	404	(14)	38.8%	30.7%	
Other(1)	(296)	(241)	**(19)**	(32)	85	**(365)**	10.8%	-35.1%	
TOTAL	**16,421**	**18,851**	**15**	**1,384**	**1,804**	**30**	**8.4%**	**9.6%**	
	Depr. & Amort. (2)			Adjusted EBITDA			Adjusted EBITDA Margin		
Civil	467	663	42	916	1,238	35	8.2%	10.0%	
Industrial	35	28	(19)	57	106	85	3.6%	4.9%	
Construction	**502**	**691**	**38**	**973**	**1,344**	**38**	**7.6%**	**9.2%**	
Housing	56	64	13	183	206	12	12.9%	14.1%	
Concessions	461	553	20	809	1,073	33	62.1%	61.7%	
Airports	71	79	12	541	484	(11)	44.7%	36.8%	
Other(1)	(19)	(16)	**(13)**	(51)	68	**(235)**	17.1%	-28.3%	
TOTAL	**1,071**	**1,371**	**28**	**2,455**	**3,175**	**29**	**14.9%**	**16.8%**	
	Total Assets			Debt			Capital Expenditures		
Civil	30,652	38,084	24	10,936	15,440	41	753	369	(51)
Industrial	2,498	3,649	46	315	194	(38)	15	15	(1)
Construction	**33,150**	**41,733**	**26**	**11,252**	**15,634**	**39**	**768**	**383**	**(50)**
Housing	7,503	9,543	27	1,478	1,393	(6)	1,400	1,260	(10)
Concessions	21,072	27,346	30	10,400	12,442	20	731	905	24
Airports	8,889	8,570	(4)	3,238	1,200	(63)	234	166	(29)
Other(1)	(4,020)	(5,719)	**42**	-	7,110	-	11	7	**(40)**
TOTAL	**66,593**	**81,475**	**22**	**26,368**	**37,778**	**43**	**3,144**	**2,722**	**(13)**

(1) Other includes holding company and consolidation effects.

(2) Depreciation, amortization and net interest expenses included in cost of sales

Investor Relations	www.ica.com.mx	20./22

Notes and disclaimers

Adoption of International Financial Reporting Standards:
The Board of Directors approved early adoption of International Financial Reporting Standards (IFRS) together with the amendments and interpretations issued by the International Accounting Standards Board (IASB), starting with the year ending December 31, 2011.

As a result, the financial statements for the year ended December 31, 2010 were the last statements to be prepared in accordance with Mexican Financial Reporting Standards (MFRS). The first financial statements that will be prepared in accordance with IFRS are those for the year ending December 31, 2011, with January 1, 2010 as the start of the transition to IFRS. Consequently, the financial statements as of June 30, 2011 have been prepared in accordance with IAS 34 “Interim Financial Statements.” The rules for the initial adoption of IFRS are set forth in IFRS 1 “First Time Adoption of International Financial Reporting Standards.”

In the preparation of the consolidated financial statements for 2011, there have been some modifications to the accounting and valuation methods used in the preparation of the financial statements prepared under MFRS. In the preparation of the interim financial statements for the period ended June 30, 2010, including the Consolidated Income Statement and the Statement of Changes in Shareholders’ Equity, the transition rules have been applied to the amounts previously reported in accordance with MFRS. Those financial statements have been reformulated for comparative purposes under IFRS with effect from the date of the transition.

Investor Relations	www.ica.com.mx	21/22

Other Notes

Grupo Rodio Kronsa: Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment, given their relatively small weight in the overall consolidated results. Prior period results have been reformulated for comparison purposes.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2010.  Percentage changes are calculated with respect to the actual numbers.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) net comprehensive financing cost, (v) depreciation and amortization, and (vi) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 11.7191 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment. ICA has a policy of not contracting derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms.  For hedging derivatives, changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Investor Relations	www.ica.com.mx	22/22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer